UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment no. 4)*

MORPHOSYS AG

(Name of Subject Company (Issuer))

NOVARTIS BIDCO GERMANY AG

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Ordinary Shares, no Par Value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Karen L. Hale
Chief Legal Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
Fax: +41-61-324-7826

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000

June 19, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis BidCo Germany AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 34,337,809
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 34,337,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,337,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 91.17%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 37,662,738 outstanding bearer shares (“Shares”) with no-par value (and excluding Shares held in treasury) of MorphoSys AG (the “Issuer”).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis BidCo AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 34,337,809
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 34,337,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,337,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 91.17%(2)

14.	Type of Reporting Person (See Instructions) CO

(2) The calculation of the foregoing percentage is based on 37,662,738 outstanding Shares (and excluding Shares held in treasury).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis Pharma AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 34,337,809
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 34,337,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,337,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 91.17%(3)

14.	Type of Reporting Person (See Instructions) CO

(3) The calculation of the foregoing percentage is based on 37,662,738 outstanding Shares (and excluding Shares held in treasury).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 34,337,809
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 34,337,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,337,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 91.17%(4)

14.	Type of Reporting Person (See Instructions) CO

(4) The calculation of the foregoing percentage is based on 37,662,738 outstanding Shares (and excluding Shares held in treasury).

Explanatory Note

This Amendment No. 4 (the “Amendment No. 4”) amends the statement on Schedule 13D originally filed by the Reporting Persons on April 18, 2024. The Items below amend the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by supplementing it with the following:

On June 19, 2024, the Purchaser transferred all of the 33,696,478 Shares that had been acquired by the Purchaser by the end of the Additional Acceptance Period, as well as the further 641,331 Shares acquired in bilateral off-market transactions after the Additional Acceptance Period, free of charge to its subsidiary, Novartis BidCo Germany AG, a stock corporation (Aktiengesellschaft) established under German law (“Novartis BidCo Germany”), by means of a contribution to the capital reserves of Novartis BidCo Germany within the meaning of Section 272 para 2 no. 4 of the German Commercial Code (the “Contribution”). In the event that the Purchaser, directly and/or indirectly through Novartis BidCo Germany, holds at least 90% of the share capital with voting power of the Issuer, such Contribution will allow for a merger squeeze-out to be pursued through Novartis BidCo Germany in return for payment of an appropriate cash settlement pursuant to Sec. 62 para. 5 of the German Transformation Act and Sec. 327a et seqq. of the German Stock Corporation Act.

Novartis BidCo Germany’s corporate purpose includes, inter alia, to acquire, hold and manage shareholdings of any kind. The address of the principal business office of Novartis BidCo Germany is Roonstr. 25, c/o Novartis Pharma GmbH, 90429 Nürnberg, Germany.

During the last five years, neither Novartis BidCo Germany nor, to the best of the Novartis BidCo Germany’s knowledge, any of the other persons listed on Schedule A hereto has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On June 20, 2024, the Purchaser announced a planned public delisting purchase offer (the “Delisting Purchase Offer”) by the Purchaser for all no-par value bearer shares (including the shares represented by American Depository Shares), not directly held by Novartis BidCo Germany, in the Issuer, at an offer price of EUR 68.00 per Share in cash, pursuant to the final terms and provisions set forth in the offer document for the Delisting Purchase Offer. As such, the Purchaser and the Issuer executed a delisting agreement on June 20, 2024 (the “Delisting Agreement”), under which the Issuer has undertaken towards the Purchaser to apply for the revocation of the admission to trading of the Shares on the regulated market of the Frankfurt Stock Exchange no later than one week prior to the expiration of the acceptance period of the Delisting Purchase Offer.

On June 20, 2024, the Issuer announced the signing of the Delisting Agreement, as well as the Purchaser’s intention to merge the Issuer into Novartis by initiating a squeeze-out of the Issuer’s minority shareholders.

Forward Looking Statements regarding the Delisting Purchase Offer

This communication contains statements of historical fact or “forward looking statements,” including with respect to the delisting of the Issuer and the acquisition of the Issuer by Novartis. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding the ability of Novartis and the Issuer to complete the transactions contemplated by the delisting agreement, the expected timetable for completing the transaction, the benefits sought to be achieved in the proposed transaction, the potential effects of the proposed transaction on Novartis and the Issuer, the potential marketing approvals, new indications or labelling for the product candidates the Issuer is developing, including Pelabresib, or regarding expected benefits and success of, or potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events and are subject to significant known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to: the risk of shareholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all, potential adverse effects to the businesses of Novartis or the Issuer during the pendency of the proposed transaction, such as employee departures or distraction of management from business operations, the potential that the expected benefits and opportunities of the proposed transaction, if completed, may not be realized or may take longer to realize than expected, risks related to the further integration of the Issuer into Novartis subsequent to the closing of the proposed transaction and the timing of such integration. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. A further list and descriptions of these risks uncertainties and other factors can be found in the current Form 20-F filed by Novartis with the U.S. Securities and Exchange Commission (the “SEC”).

Novartis is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements contained in this communication as a result of new information, future events or otherwise.

Important Information about the Delisting Purchase Offer

The Delisting Purchase Offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The final terms and further provisions of the Delisting Purchase Offer will be published in, and the Delisting Purchase Offer to purchase ordinary shares of the Issuer will be made only pursuant to, the offer document and related offer materials prepared by Novartis and the Bidder and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicat or “BaFin”). Once the necessary permission from BaFin has been obtained, the offer document and related offer materials will be published in Germany and also filed with the SEC on Schedule TO at the time the Delisting Purchase Offer is commenced. The Issuer intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Delisting Purchase Offer and to publish a recommendation statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act.

INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, MEANS TO TENDER AND RELATED OFFER DOCUMENTS THAT WILL BE FILED BY NOVARTIS AND NOVARTIS BIDCO WITH THE SEC) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY MORPHOSYS WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, means to tender and certain other related offer documents (once they become available) may also be obtained for free on Novartis’ website at www.novartis.com/investors/morphosys-acquisition/delisting-purchase-offer. A copy of the solicitation/recommendation statement will be made available by the Issuer at www.morphosys.com/en/investors/Novartis-TakeoverOffer or by contacting the Issuer’s investor relations department at +49 89 89927 404. These materials may also be obtained through the information agent for the Delisting Purchase Offer, which will be named in the offer materials.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 8	Joint Filing Agreement by and among the Reporting Persons and Novartis BidCo Germany AG, dated June 21, 2024.
Exhibit 9	Announcement pursuant to Section 23 para. 2 sentence 1 of the German Securities Acquisition and Takeover Act, as published in the German Federal Gazette, dated June 20, 2024 (English translation of document prepared in German only).
Exhibit 10	Publication of the decision to launch a public delisting purchase offer (öffentliches Delisting-Erwerbsangebot) in accordance with Sec. 10 para. 1 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) in conjunction with Sec. 39 para. 2 sentence 3 no. 1 of the German Stock Exchange Act (Börsengesetz), as published in the German Federal Gazette, dated June 20, 2024 (English translation of document prepared in German only) (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Novartis AG with the U.S. Securities and Exchange Commission on June 20, 2024).

Schedule A

Schedule A of the Schedule 13D is hereby amended by supplementing it with the following:

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG, NOVARTIS PHARMA AG, NOVARTIS BIDCO AG AND NOVARTIS BIDCO GERMANY AG

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS BIDCO GERMANY AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis BidCo Germany AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis BidCo Germany AG and (ii) the business address of each director and executive officer of Novartis BidCo Germany AG is Roonstr. 25, c/o Novartis Pharma GmbH, 90429 Nürnberg, Germany.

Name	Relationship to Novartis BidCo Germany AG	Present Principal Occupation	Citizenship
Jan-Hendrik Petersen	Director	Director	German

THE INFORMATION IN THIS SCHEDULE 13D IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Novartis BidCo Germany AG

By:	/s/ Jan-Hendrik Petersen
	Name:	Jan-Hendrik Petersen
	Title:	As Authorized Signatory

Novartis BidCo AG

By:	/s/ Daniel Weiss		/s/ Bertrand Bugnon
	Name:	Daniel Weiss	Name:	Bertrand Bugnon
	Title:	As Authorized Signatory	Title:	As Authorized Signatory

Novartis Pharma AG

By:	/s/ Lukas Foertsch		/s/ Luca Hammel
	Name:	Lukas Foertsch	Name:	Luca Hammel
	Title:	As Authorized Signatory	Title:	As Authorized Signatory

Novartis AG

By:	/s/ David Quartner		/s/ Tariq ElRafie
	Name:	David Quartner	Name:	Tariq ElRafie
	Title:	As Attorney	Title:	As Attorney